Exhibit 21.1

List of Subsidiaries

Name of subsidiary	Jurisdiction

Empire Resources Pacific Ltd.	Delaware
I.T.I. Innovative Technology, Ltd. Inactive	Israel
CompuPrint Ltd.inactive	Israel
6900 Quad Avenue LLC	Delaware
Empire Resources Extrusions LLC inactive	Delaware
Imbali Metals BVBA	Belgium